American Oil & Gas, Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
March 14, 2007
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Oil & Gas, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005, Filed April 6, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
     Filed May 19, 2006, August 11, 2006 and November 20, 2006
Ms. Sifford’s two letters dated February 26 and March 6, 2007
File No. 1-31900
Dear Mr. Newberry:
Thank you for your fax of Ms. Sifford’s letter of February 26, 2007, containing comments on my January 29, 2007 Response Letter on behalf of American Oil & Gas, Inc. (“American’). Attached to this letter is a listing of Ms. Sifford’s letter’s two numbered comments and my responses on behalf of American’s management.
Ms. Sifford’s letter of March 6, 2007 asked that American amend our March 6 filing on Form 8-K to clarify who from American had discussed the restatements with the independent accountant. We amended the filing on March 7 clarifying that at the February 28 Audit Committee meeting, the committee and management discussed the restatements with the independent accountant.
Ms. Sifford’s March 6 letter also asked American to tell you when American intends to file the restatements. American intends to file the restatement of the 2005 audited financial statements in the last week of March on or before American files its Form 10-K for 2006 at the end of March. American intends to file Form 10-Q/A for the fiscal quarters ended March 31, June 30 and September 30 of 2006 that same week or in the first week of April.
Please do not hesitate to contact me if you have any questions or require any further information regarding these matters.
Sincerely,
/s/ Joseph B. Feiten
Joseph B. Feiten
Chief Financial Officer

SEC Staff Comments and American CFO’s Responses
Comment #1 [on accounting for the TCC Transaction in the Form 10-KSB for the Fiscal Year Ended December 31, 2005]:
We have considered your response to our prior comment number one in our letter of January 11, 2007. We do not agree with your conclusion. Revise your financial statements and amend your Form 2005 10-KSB and subsequent Forms 10-Q to reflect the TCC transaction using purchase accounting at the fair value of the American Oil & Gas stock transferred.
Response:
American will revise our financial statements and amend our Form 2005 10-KSB and subsequent Forms 10-Q to reflect the TCC transaction using purchase accounting at fair value of the American Oil & Gas stock transferred. We expect to file the amended financial statements on Form 2005 10-KSB/A in the last week of this month.
Comment #2: Your response dated January 29, 2007, indicated that had fair value accounting been used, $14,844,000 would have been allocated to goodwill. Please reevaluate your allocation of the fair value purchase price, considering the guidance in paragraphs B102 to B106 of SFAS 141 with regard to identifying intangible assets. Also consider whether additional amounts should be allocated to oil and gas properties. Please provide to us a draft of your revised allocation prior to amending and support the conclusions that you reached. Also tell us the consideration you have given to possible impairment subsequent to the allocation. In the event that you continue to believe that recording $14,844,000 for goodwill, or an amount approaching that sum, is appropriate, please call Gary Newberry to arrange for a telephone conference to discuss this matter further.
Response:
American management has reevaluated its allocation of the fair value purchase price, considering the guidance in paragraphs B102 to B106 of SFAS 141. American management has also considered whether additional amounts should be allocated to oil and gas properties. We provide on the next page a table of our revised allocation, followed by (1) notes on support for our conclusions reached and (2) our analysis of goodwill impairment through December 31, 2006.
Since the reallocation would assign a value of approximately $12 million to Goodwill, American’s CFO called Mr. Newberry to arrange for a telephone conference to discuss the matter further. The telephone conference call took place on Friday March 2, 2007. On the call from the SEC staff were Mr. Newberry, Ms. Sandra Eisen and Associate Chief Accountant, Ms. Leslie Overton. Also on the call were Andrew Calerich (American’s President), Joseph Feiten (American’s CFO), Robert Bearman (attorney with American’s securities counsel, Patton Boggs), Jake Vossen (Hein & Associates partner serving as the engagement partner for the audits of American’s 2005 and 2006 financial statements),William Yates (concurring partner for those audits), and Susie Kuntz (engagement manager for the 2006 audit).

          Allocation of the Fair Value Purchase Price

				Note
American’s Board approves merger on April 18, 2005
American common stock’s closing price on April 18, 2005			$3.27	A
Estimated value per share of the restricted stock issued in the merger			$2.62	A
x # of restricted American common shares issued for TCC			5,800,000

Estimated fair value of restricted American shares issued for TCC			15,196,000

Working capital			$(19,700)	B
Oil & Gas Properties:
Proved and evaluated oil & gas properties			210,000	C
Unproved oil & gas properties:	~ Net
	acres	FV/acre

Interests in Douglas/Fetter prospect	27,700	$103	2,853,100	D
Interests in Krejci prospect	8,450	$100	845,000	E
Interests in Bear Creek CBM project	3,350	$100	335,000	F
Interests in West Rozel oil field project	1,600	$100	160,000	G
Interest in a well bore acquired Dec. 2004			41,800	H
Interests in two other prospects	2,240	$20	44,800	J

Subtotal			4,279,700

Total Oil & Gas Properties			4,489,700
Office equipment, furniture & supplies			2,800	K
Deferred income tax liability (long-term)			(1,847,300)	L

Subtotal, tangible assets net of deferred taxes			2,625,500	M
Intangible assets with limited life			900,000	N
Goodwill			11,670,500	P

			$15,196,000

Note A: Per SFAS 141, paragraph 22: “The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).” Since for this transaction, only board approval for American was needed (not shareholder approval), the key market price is the price when American’s Board approved the merger and its key terms of issuing 5,800,000 shares, those terms having been in a signed Letter of Intent to Merger that was publicly announced the morning of March 24, 2005. The stock closed at $3.11 the day before the morning announcement. The American Board’s approval occurred on April 18, 2005. The stock closed that day at $3.27 per share. Two of the board members present at the meeting owned two-thirds of TCC. The closing documents were signed by American’s president and the TCC owners on April 21, which is the date of acquisition (SFAS 141 par. 48). The April 21 closing stock price was $3.66. However, the key date of merger acceptance was April 18th. Had the American shares issued to TCC owners been registered and readily marketable without disrupting the market for the stock, then the $3.27 closing price for April 18th would be a reasonable estimate of the fair value per share of those shares for recording the merger as a purchase at fair value.
The American common stock issued to TCC owners (“Merger Shares”) had attributes of restriction that reduced the stock’s value per share significantly below the $3.27 per share. Attachment A is an opinion letter from Neideger Tucker Bruner, Inc. discussing those attributes and expressing an opinion that the Merger Shares had a fair value in the range of $2.45 to $2.78 per share. In consideration of that opinion letter, American management views $2.62 per share as a reasonable estimate of the fair value per share to use in recording the merger transaction.
Note B: The $19,700 in negative Working Capital is the excess of $30,400 in current liabilities (payables and accrued liabilities) over $10,700 in current assets (consisting of cash, accounts receivable and prepaid expenses).
Note C: The $210,000 fair value of proved and evaluated properties primarily relates to a $150,000 estimated fair value for TCC’s interests in the Bear Creek Unit #1. The property has only one well and only enough lease rights for the one gas well, which was producing at 12/31/2004. American’s independent petroleum engineers, Ryder Scott, estimated American’s share of the well’s proved reserves at 12/31/2004 had a PV10 pre-tax value of $380,000. TCC’s interest in the well (being not 50% but 41% of the interest American had) had a 12/31/2004 PV10 pre-tax value of $156,000. The well was an older well for which TCC and American earned their interest by participating with others in performing a successful workover to restore production. With consideration of limited upside potential from the well and no upside from additional wells, American’s management estimates the fair value at April 21, 2005 to have been $150,000.
The other evaluated properties with proved reserves at 12/31/2004 consisted of small carried working interests (1.25% to 2.5%) in several marginal coal bed methane wells. American, TCC and North Finn had retained the carried interests when the wells and properties were sold to a third party in 2004 for over $1 million. A 4/21/2005 $60,000 fair value was assigned to the TCC interests even though later in 2005 American and North Finn gave away the carried interests to that third party when cash flows turned negative in some months and when American management viewed the potential future cash flow as too little to justify the administrative costs of owning the small interests.
Note D: TCC’s 25% working interest in the Douglas acreage was valued at $103 per acre consistent with the estimated $103 per acre paid or to be paid by Sunstone in 2005 in an earning agreement signed in February 2005 and amended in early April 2005. The $103 per acre value approximates the $100 per acre fair value that American management generally attributed to much of TCC’s acreage in discussions leading to the merger.
Under the amended Sunstone agreement, Sunstone would pay an estimated $1.18 million to earn 11,445 net acres (~25%) in the 45,140 net acre Fetter portion of the 110,800 net acres held by American, TCC and North Finn (collectively “AT&N”) in the Douglas prospect. The $1.18 million is the sum of (a) $164,000 cash Sunstone would pay upfront to AT&N plus (b) $1,020,689 in promoted drilling costs equivalent to 10% of the first well’s cost and 5% of the second well’s cost, where the well costs were risk weighted to be 120% of the AFE costs (i.e., expected costs if drilling goes as planned). Sunstone was to pay 60% of the first well’s costs to earn 50% interest in the well and pay 30% of the second well’s cost to earn 25% interest in the well.
TCC had acquired its 25% interest alongside American and North Finn from June 2004 to February 2005 at an upfront cost of less than $10 per net acre and had agreed in November 2004 to pay a local lease brokering company up to $75 per acre for new leases adjoining or very close to existing leases constituting the Douglas project’s acreage.
Approximately 98,000 of the 110,800 Douglas acres owned at April 21, 2005 had a limited life that could be extended by the working interest owners (including Sunstone) paying an additional combined $2 million to a third party ($500,000 by June 30, 2005 and $1,500,000 by June 30, 2006). Because those payments (approximating $20 per acre) were optional at April 18, 2005, American did not record the payments for the TCC portion as additional fair value at the time of merger but recorded them as additional property cost when later paid or accrued by American. The value of the lease extension option is imbedded in the $103 per acre fair value of the lease agreement containing the extension option.
Note E: American management valued TCC’s 25% working interest (approximately 8,450 net acres)

in the Krejci project at $100 per acre at the time of the TCC merger, consistent with the $100 per acre value American management generally attributed to TCC acreage in discussions leading to the merger. American had acquired its 50% WI (~16,900 net acres at 3/31/2005) for $244,000 or $14.44 per net acre, primarily by paying cash in early 2003 to TCC and North Finn. Eleven months after the TCC merger, American and North Finn entered into a drill-to-earn agreement with third party Brigham Oil & Gas, in which Brigham would pay 100% of the cost to drill two wells at Krejci plus spend $1 million in to acquire more leases for the Krejci project to earn a 50% working interest in the Krejci project. The 50% drilling promote and 50% lease acquisition promote equated to $134 per net acre to be earned.
Note F: American management valued TCC’s 25% interest in the undeveloped Bear Creek CBM project at $330,000 at 4/21/2005 (approximately $100 per net acre), consistent with the $100 per net acre value American management generally attributed to TCC acreage in discussions leading to the merger. At that time American’s interest had a cost basis of approximately $34 per net acre, and American had not been successful in attracting a drilling partner similar to the earning agreement with Sunstone. The undeveloped acreage was sold in April 2006 for which the TCC interest share was $300,000 (approximately $90 per acre) in convertible notes of an unrelated development-stage oil and gas company.
Note G: American management valued TCC’s 25% interest in the undeveloped, non-producing West Rozel heavy oil project at $160,000 at 4/21/2005 (approximately $100 per net acre), consistent with the $100 per net acre value American management generally attributed to TCC acreage in discussions leading to the merger. American and TCC’s acquisition costs for their interests were approximately $38 and $18 per net acre, respectively. American sold the combined interest in the project in December 2005 for which American received $193,000 in cash for the proportionate share acquired in the TCC merger, plus a retained 0.7825% overriding royalty and a 14.4 cent per barrel production payment.
Note H: American management valued TCC’s 25% interest in an existing wellbore in the Douglas project at its historical cost of $41,800 since AT&N acquired the wellbore from a third party for cash only five months before the merger.
Note J: American management valued at $20 per share TCC’s working interests in its two other groups of oil & gas leases, consisting of (a) 1,760 net acres in seven Wyoming state leases that were outside the Wyoming counties where the Douglas and Krejci projects were located and for which American would have only a 29% working interest and (b) 487 net acres in leases where AT&N did not have a majority working interest. Further, American did not foresee exploration of those leases in 2005 or 2006.
Note K: American management valued TCC’s non oil and gas fixed assets (office equipment, furniture and supplies) at $2,800. Most of TCC’s office furniture was old and was given away when American moved to a larger space a year after the merger.
Note L: Deferred income tax liability increases by approximately $1,847,300 for the net assets’ fair values (except for Goodwill and the deferred income tax liability) in excess of American’s tax bases in the acquired net assets. The TCC merger was a statutory merger whereby for income tax reporting American received the tax bases TCC had in its assets at the time of merger. SFAS 141 par. 38 and SFAS 109 par. 30 (referenced in SFAS 141 par. 38) both call for recognition of deferred tax liability in a business purchase to the extent the fair value of the acquired assets (net of acquired liabilities and excluding goodwill) exceed the tax bases assumed. SFAS 141, par. 38 reads, “An acquiring entity shall not recognize the goodwill previously recorded by an acquired entity, nor shall it recognize the deferred income taxes recorded by an acquired entity before its acquisition. A deferred tax liability or asset shall be recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed in a business combination in accordance with paragraph 30 of FASB Statement No. 109, Accounting for Income Taxes (Opinion 16, paragraph 88).”
SFAS 109 paragraph. 267 has an example of such recognition of a deferred tax liability. SFAS 109 paragraphs 133 and 134 make it clear that deferred taxes should not be recognized for goodwill but should be recognized for the $900,000 intangible asset. The table’s $1,847,300 increase in deferred income tax liability includes $343,000 relating to the $900,000 intangible asset discussed in Notes M and N.
American’s CFO was mistaken in his earlier preliminary analysis that SFAS 109 would not allow recognition of deferred income taxes to be recorded in the purchase price allocation.
Note M: The table above shows a $15,196,000 fair value for the restricted stock given by American in exchange for TCC, compared with approximately $3 million combined fair value of TCC’s tangible net assets less related deferred income tax liability.
American management searched for other tangible assets and intangible assets owned by TCC at the time of the merger, but not recorded on TCC’s books at the time. The search included:
•	a review of SFAS 141’s paragraph A14 which provides examples of intangible assets other than goodwill and a review of SFAS 141 paragraphs B102 to B106 as to what constitutes goodwill,
•	CFO inquiry of American’s president, TCC’s owners and TCC’s former controller, and
•	CFO review of the TCC Disclosure Schedule for the Merger closing.
The former controller had been TCC’s controller since TCC’s inception approximately 10 years ago and became American’s controller upon the merger with TCC. He is still American’s controller. The TCC Disclosure schedule declared that TCC had no intellectual property such as patents or trademarks. The search found no tangible assets with a fair value exceeding $5,000 total that had not already been reflected in the assigned values comprising the $2,968,500.
No portion of the American shares issued in the TCC merger appears to be share-based compensation. Issuance of the shares was not tied to past or future performance. The five-year employment agreements provide for cash compensation and employee benefits similar to what TCC had been paying in salary to their owners before the merger, plus (at the American Board’s discretion) performance-based bonuses and/or increases in base salary during the five-year contract term . However, American management did conclude that the five-year employment agreements gave rise to a limited life intangible asset relating to non-compete provisions and a performance-based compensation structure as discussed in Note N.
Note N: The limited-life intangible asset described in Note M arises from contractual rights that (1) prohibit three of TCC’s four key people from competing against American during their employment with American and for one-year after leaving American’s employment and (2) provide for a compensation structure that emphasizes cash bonuses for performance rather than salaries in return for time of service. The three are American’s CEO Pat O’Brien and American’s two operational VPs Bob Solomon and Ken Tholstrom, who had owned and run TCC since 1998. The fourth key individual is TCC’s controller who became American’s controller. He is not subject to contractual non-compete restrictions except as covered later by his signed agreement to abide by American’s Code of Business Conduct and Ethics for all employees and only applicable during his time of employment at American.
American’s president and current CFO valued the aforementioned intangible asset at $900,000 with $400,000 relating to the contractual arrangements with CEO Pat O’Brien and $250,000 relating to the arrangements with each of the two Vice-Presidents.
In estimating the fair value of the intangible asset, American’s president and CFO considered the limited incentives for the individuals to compete against American. The three individuals merged their company with American in exchange for American’s stock and continued as senior managers of the merger survivor, with a significant investment in the merged company. Such circumstances create a vested interest in the three individuals to not compete against the company, lest they effectively compete against themselves and in so doing reduce the value of their American stock. A non-compete agreement with company owners is not as valuable as a non-compete agreement with management that lacks a significant ownership in the company.
American intends to amortize the $900,000 intangible asset on a straight-line basis over the five-year life of the employment agreement.
Note P: Management plans to recognize as goodwill the $11,670,500 excess of the $15,196,000 purchase fair value over the $3,525,500 net fair value of identified tangible and intangible assets.
In consideration of SFAS 141 paragraphs B102 through B106 as to what truly constitutes goodwill, American management has looked at goodwill from five perspectives:
1.	Management’s assessment and the third party fairness opinion (provided to you in our January 29th letter) that the merger with Tower Colombia in exchange for 5,800,000 restricted American common shares was fair to American’s shareholders existing immediately prior to the merger,
2.	Management’s assessment and the attached third party fairness opinion as to the fair value of the restricted stock given in the merger,
3.	Management’s search (see Note M) for unrecorded assets or limited life intangible assets for allocating purchase price value,
4.	Management’s consideration (summarized in this Note P) of TCC’s going-concern abilities, of expected merger synergies and of related factors supporting a goodwill of approximately $11.7 million, and
5.	Management’s consideration (in the Impairment section following these notes) of subsequent goodwill impairment during 2005 and 2006 that might indicate that goodwill was overstated in the purchase price allocation.
The first perspective seeks to avoid assigning as goodwill an overpayment for TCC. The second perspective seeks to avoid assigning as goodwill an overvaluation of the restricted stock. The third perspective seeks to avoid assigning to goodwill either (a) the excess of fair value over book value of acquired assets or (b) the fair value of unrecorded or unrecognized net assets of TCC. The fourth perspective seeks evidence of merger synergies and going concern attributes that are characteristic of goodwill.
Management recognizes that the fifth consideration (subsequent impairment testing) is helpful but is not in itself sufficient to justify the initial recognition of goodwill. The impairment test under SFAS 142 is a two-step process where if the first step is met (i.e., the fair value of the reporting unit exceeds the reporting unit’s book value including the carrying value of goodwill) then goodwill is deemed to not be impaired, even if further analysis in step two would have shown that the reporting unit’s excess fair value is due to unrecorded value of other assets and not goodwill.
Prior to the merger, TCC was an established, private-held oil and gas company that had been in business since 1998 with the same three owners and controller who would be coming to American as full-time employees with the merger of TCC. TCC’s founding and controlling owners Pat O’Brien and Bob Solomon had owned and managed Colorado-based oil and gas companies continuously for over 20 years and even through the oil and gas price collapse of 1986. Their drilling company, Tower Drilling, had drilled over 1,000 wells in the northern Colorado area. TCC and its predecessors had demonstrated going-concern capabilities.
Prior to the merger, American was a young oil and gas exploration company with only two full-time employees: (1) a CPA with prior experience as a controller, accounting consultant and CFO for publicly held oil and gas exploration companies in Denver and (2) an experienced oil and gas land manager. American’s technical petroleum engineering resources came from its strategic relationship with TCC under an agreement that was expiring in early 2005. That same expiring agreement gave American the right to participate in 50% of any oil and gas deals under consideration by TCC and North Finn. Yet in November of 2004 and in March of 2005, American’s market value was approximately $40 million and $80 million, respectively, in excess of the estimated fair value of its tangible assets. Thanks in large part to American’s working relationship with TCC, American’s standardized measure of oil and gas reserves went from $2.8 million at 12/31/2003 to $5.4 million at 12/31/2004 and $13.7 million at 12/31/2005, largely due to exploration success at one relatively small property holding. If American with help from TCC could duplicate that success with larger property holdings owned or to be owned, the fair value of American’s oil and gas properties would be far greater than the market value of American’s stock in early 2005. Benefits to American in acquiring TCC included:
1.	Having rights to 75%, rather than 50% of prospective and key current exploration opportunities,
2.	Absorbing an oil and gas exploration and production company with a longer operating history and a stronger technical team — a team that had already worked well with American in 2003 and 2004,
3.	Eliminating the potential conflicts of interest that existed when TCC was a separate company advising American but having the right to take interests that American chose to decline, and
4.	Capturing for American’s benefit the goodwill and recognition the TCC team had in the Rocky Mountain oil and gas community from many years of working with oil and gas companies as a purchaser of deals, as a co-owner in deals and as a drilling service company for exploration groups.
Analysis of Goodwill Impairment
In assessing Goodwill impairment, American management considered SFAS 142 “Goodwill and Other Intangible Assets,” particularly paragraphs 17, 18 and 19. Paragraph 17 says in part that Goodwill "shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.”
Paragraph 18 reads, “Goodwill shall not be amortized. Goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. (Paragraphs 30—36 provide guidance on determining reporting units.) Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. 13 The two-step impairment test discussed in paragraphs 19—22 shall be used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any).” Footnote 13 reads, “The fair value of goodwill can be measured only as a residual and cannot be measured directly. Therefore, this Statement includes a methodology to determine an amount that achieves a reasonable estimate of the value of goodwill for purposes of measuring an impairment loss. That estimate is referred to herein as the implied fair value of goodwill.”
Paragraph 19 begins, “The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The guidance in paragraphs 23—25 shall be used to determine the fair value of a reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.”

Since American Oil & Gas is an oil and gas E&P company using full cost accounting with only one full cost pool, American has only one reporting unit. The fair value of the one reporting unit is akin to the fair value of American Oil & Gas. SFAS 142 paragraph 23 says in part, “the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties.” While paragraph 23 cautions that the fair value of a reporting entity may exceed the value of its public-traded stock when valued at the stock trading price, that simplistic approach of using stock price is utilized in the table below to demonstrate that the fair value of the reporting unit must be well in excess of carrying value (book value) whereby per SFAS 142 paragraph 19, “goodwill of the reporting unit is considered not impaired.”
Impairment Assessment Table       (in thousands, except $/share)

		6/30/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06
O/S common shares that date		35,789	35,801	36,476	36,676	36,724	38,904	38,894
+ equivalent common shares for convertible pref. shares*		0	2,250	2,250	2,250	2,250	2,250	2,250

Total shares for computation	[A]	35,789	38,051	38,726	38,926	38,974	41,154	41,144
x Closing price that date	[B]	$5.10	$7.20	$4.05	$4.32	$5.19	$5.12	$6.51

= American’s approx fair value	[C]	$182,522	$273,969	$156,841	$168,162	$202,276	$210,708	$267,847

American’s rptd equity book value**		10,220	23,587	27,841	31,205	35,752	51,788	46,605
+ Equity increase for TCC Merger on 4/21/2005**		14,539	14,539	14,539	14,539	14,539	14,539	14,539
+/- Other adjustments***		0	0	0	0	0	0	0

= American’s Adj Book Value	[D]	24,759	38,126	42,380	45,744	50,291	66,327	61,144

	[C] less [D]	$157,763	$235,842	$114,461	$122,418	$151,986	$144,382	$206,703

Note: Market Price/share	[B]	$5.10	$7.20	$4.05	$4.32	$5.19	$5.12	$6.51
vs. Equity book value /share	[D]/[A]	$0.69	$1.00	$1.09	$1.18	$1.29	$1.61	$1.49

*	The convertible preferred stock issued in July 2005 automatically converts into 2,250,000 common shares in July 2008.

**	American’s reported book value is that in the 10-KSB and 10-Q filings before amendments and in American’s current 12/31/2006 trial balance before an adjustment to equity to reflect the TCC merger at a $15,196,000 fair value rather than TCC’s $656,833 book value.

***	Other adjustments are expected to be net reductions in book value for amortization increases, gain reductions, and ceiling impairment increases. So zero is assumed here to reflect a conservative [C] — [D] value.
The table shows that the fair value of American’s stock is greatly in excess of its book value, whereby the fair value of the reporting unit must exceed its adjusted book value that includes goodwill. Goodwill has not been impaired at 12/31/05 or 12/31/06, and American management sees no indication that Goodwill was impaired in the interim periods of 2005 and 2006.

NEIDIGER TUCKER BRUNER, INC. Investment Bankers
Member NASD/SIPC

Phone (303) 825-1825
1331 17th Street	1-(800) 525-3086
Suite 400	Fax (303) 825-3789
Denver, Colorado 80202-1584	www.ntbinc.com

Attachment A to March 14, 2007 Letter
ANTHONY PETRELLI
Senior Vice President
Managing Director — Corporate Finance
March 6, 2007
Mr. Andrew Calerich, President
Mr. Joseph Feiten, Chief Financial Officer
American Oil & Gas, Inc.
1050 Seventeenth Street, Suite 2400
Denver, CO 80265
Dear Mr. Calerich and Mr. Feiten,
On April 21, 2005, American Oil & Gas, Inc. (the “Company” or “AOGI”), a Nevada corporation, entered into a definitive agreement and completed the Merger (the “Merger” or “Transaction”) with Tower Colombia Corporation, a Colorado corporation (“Tower”), Mr. Patrick O’Brien, Mr. Bob Solomon and Mr. Kendell Tholstrom, and, referred to collectively with Mr. O’Brien and Mr. Solomon as the Tower Shareholders (“Tower Shareholders”). Pursuant to the Merger, the Tower Shareholders surrendered to AOGI all of the outstanding shares of capital stock of Tower and AOGI delivered to the Tower Shareholders shares of AOGI common stock, in accordance with the terms of the Merger. The total consideration received by the Tower Shareholders pursuant to the Merger was 5,800,000 shares of AOGI common stock (“Merger Shares”). At the time of the Merger, Neidiger, Tucker, Bruner, Inc. (“NTB”) rendered its opinion that the Transaction and the terms therein were fair and reasonable from a financial point of view, to the shareholders of the Company. At present, you have asked for our opinion as to the appropriate value of the 5,800,000 shares of AOGI stock issued in the Merger as it related to the prevailing market price of AOGI shares at the time of the Transaction.
At the time of the transaction, AOGI was traded on the OTC Bulletin Board and was not listed on the American Stock Exchange, as is currently the case. Among the issues to take into consideration was the prevailing stock price of the Company at the time of the public announcement of the Merger, as well as the date the Transaction was completed. The Merger was first announced on March 24, 2005. The closing price of AOGI’s common stock as of March 24, 2005 as reported by the OTC Bulletin Board was $3.27 per share. The Company’s Board of Directors approved the final terms of the Merger on April 18,2005 on which date the stock closed at $3.27 per share.

Mr. Andrew Calerich
Mr. Joseph Feiten
American Oil & Gas, Inc.
March 6, 2007

As of April 14, 2005, the Company had issued and outstanding 29,963,702 shares of common stock. Upon completion of the Merger, 5,800,000 shares of common stock of the Company were issued to the Tower Shareholders for all outstanding shares of Tower. The common stock of the Company issued in the Merger represented approximately 16.2% of the total AOGI shares outstanding upon completion of the Merger. For the thirty (30) days prior to completion of the Merger, the reported average daily trading volume of the Company’s common stock was approximately 103,000 shares. Therefore, the shares issued in the Merger represented approximately 56 trading days or more than eleven weeks of the total reported trading volume on the OTC Bulletin Board. Assuming the Merger Shares were not subject to any trading restrictions, any attempt to liquidate all or any meaningful portion of the shares in question, would have created a significant excess supply in a relatively thinly traded market. It is our belief the additional supply in the market would have had a significant negative effect on the price of shares in the market place and therefore the value of the Merger Shares at the time of the Transaction.
Additionally, the Merger Shares of AOGI common stock issued in the Merger were not registered with the Securities and Exchange Commission and were therefore subject to Rule 144 restrictions. The shares issued were all beneficially owned upon completion of the Merger, by senior officers and insiders of AOGI and therefore restricted by insider trading rules and SEC Form 4 filing requirements. Consequently, the Merger Shares were therefore subject to limitations for sale in the public market as required under Rule 144. The Merger Shares were also subject to public reporting requirements and public disclosure for any sale of a portion of the shares. The fact that the Merger Shares were not registered and therefore had limited trading exemptions, would also have caused the value of the Merger Shares to be discounted to the prevailing market price of the Company’s common stock.
The Common Stock of AOGI had also experienced significant price volatility during the months leading up to the Merger. In addition to the volatility, a review of the trading history also reflects significantly lower publicly reported trading prices for the Company’s common stock during the 12 month period prior to the Merger. When taking into consideration the volatility and fluctuation of the Company’s common stock trading price as reported on the OTC Bulletin Board during the 12 months prior to the Merger, it is our opinion that this also would have had a negative effect on the value of the Merger Shares at the time of the Transaction.
Based on the forgoing information, our experience in investment banking and other publicly available information, it is our opinion that the 5,800,000 common shares of AOGI issued upon completion of the Merger would be subject to a discount to the

Mr. Andrew Calerich
Mr. Joseph Feiten
American Oil & Gas, Inc.
March 6, 2007

publicly traded share price of the Company as reported on the OTC Bulletin Board. Further, it is our opinion that such discount would be in the range of 15% to 25% from the publicly reported trading price. As previously discussed, the closing price of the Company’s common stock on March 24, 2005 was $3.27 per share. Taking into consideration the discount as described, it is our opinion that a fair value for the Merger Shares at the time of the Merger would have been in the range of $2.45 to $2.78 per share.
Neidiger, Tucker, Bruner, Inc., as part of its investment banking service, is regularly engaged in the valuation of businesses, securities and assets in connection with mergers, acquisitions, underwritings, sales and distribution of securities, private placements and valuations for corporate and other purposes.
Sincerely,
NEIDIGER, TUCKER, BRUNER, INC.
/s/ Anthony B. Petrelli
Anthony B. Petrelli
Managing Director — Investment Banking
Senior Vice President
ABP/bGw